April 15, 2009

VIA FACSIMILE AND EDGAR

Mr. Mark Cowan

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 5-6

Washington, DC 20549-0506

Re:	Genworth Life and Annuity Insurance Company
Post-Effective Amendment No. 1 to Registration Statement Filed on Form S-1
File No. 333-143494

Dear Mr. Cowan:

On behalf of Genworth Life and Annuity Insurance Company (the “Company”), we hereby submit our responses to comments received by the staff of the Securities and Exchange Commission on April 10, 2009 for the above-referenced Registration Statement.

COMMENT: On page 23, there is a statement that the company is reevaluating product offerings. Please advise the staff as to whether the company has modified any of its existing products in response to the market downturn. For example, have there been any changes made to required asset allocation plans in connection with riders? Or the holding periods before a guarantee kicks in? If so, how were the changes made (e.g., a filing pursuant to Rule 485(a), 485(b), 497, etc.)?

RESPONSE: Over the past several months and in response to the current market conditions, the Company has changed the price of benefits for new contracts issued, discontinued offering one or more products, discontinued offering features available within a product, as well as discontinued offering subaccounts to new contracts issued or in conjunction with the election of a stepped-up benefit. The Company’s decision to change price, discontinue offering the product or offering certain product features, has not

The United States Securities

  and Exchange Commission

April 15, 2009

affected existing contract owners. Generally, the decision to discontinue the availability of certain subaccounts has affected only new contracts issued, however, certain subaccounts are walled-off to existing contract owners if the contract owner elects to “step-up” their current benefits pursuant to the terms of their contract and such “step-up” occurs after the subaccount is walled-off. The Company has filed notices of the discontinuation of offering product features or products via a prospectus supplement pursuant to Rule 497 or 485(b) of the Securities Act of 1933. Subaccounts which have been “walled-off” to new contracts issued or unavailable in conjunction with the election of a stepped-up benefit were filed with the Securities and Exchange Commission pursuant to Rule 485(b) of the Securities Act of 1933. Product changes which were or are intended to be offered to new contracts issued have been filed with the Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933.

COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company will be providing the acknowledgment stated above in an amended correspondence filing which requests acceleration of the effective date of the Registration Statement pursuant to Rule 461 of the Securities Act of 1933, as amended.

Thank you for your assistance in this matter. Should you have any questions, please do not hesitate to contact me at (804) 281-6910 or via e-mail at heather.harker@genworth.com.

Sincerely,

/s/ Heather Harker
Heather Harker, Esq.
Vice President and Associate General Counsel